February 16, 2018

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust” or “Registrant”)
Harbor Global Leaders Fund (the “Fund”)
Post-Effective Amendment No. 132
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Ashley Vroman-Lee of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 132 to the Trust’s registration statement on Form N-1A (and, for Comments 11 through 19, certain other Trust Prospectuses).

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Prospectus – Fund Summary – Fee Table)

Please provide the missing data in the “Fees and Expenses of the Fund” table.

Response:	Please see below for the completed table:

	Institutional Class	Retirement Class	Administrative Class	Investor Class
Management Fees	0.75%	0.75%	0.75%	0.75%
Distribution and Service (12b-1) Fees	None	None	0.25%	0.25%
Other Expenses	0.46%	0.38%	0.46%	0.58%
Total Annual Fund Operating Expenses	1.21%	1.13%	1.46%	1.58%
Expense Reimbursement[1]	(0.31)%	(0.31)%	(0.31)%	(0.31)%
Total Annual Fund Operating Expense Reimbursement[1]	0.90%	0.82%	1.15%	1.27%

[1]	The Adviser has contractually agreed to limit the Fund’s operating expenses, excluding interest expense (if any), to 0.90%, 0.82%, 1.15%, and 1.27% for the Institutional Class, Retirement Class, Administrative Class, and Investor Class, respectively, through February 28, 2019. Only the Fund’s Board of Trustees may modify or terminate this agreement.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 16, 2018

COMMENT 2	(Prospectus – Fund Summary – Fee Table)

Please confirm whether the Fund’s investment adviser will have the ability to recoup from the Fund in the future any amounts that the investment adviser incurred pursuant to the Fund’s Expense Limitation Agreement.

Response:	The Fund’s investment adviser does not recoup in any subsequent fiscal year the amounts incurred pursuant to the Expense Limitation Agreement in the Fund’s existing fiscal year.

COMMENT 3	(Prospectus – Principal Investment Strategy)

Please consider whether the “Principal Investment Strategy” section can be shortened or summarized.

Response:	Comment No. 3 is accepted. The revised “Principal Investment Strategy” section for the Fund will be filed with the SEC in the 485(b) amendment.

COMMENT 4	(Prospectus – Principal Investment Strategy)

Please clarify how the location where a security issuer is organized or maintains a principal place of business (as referenced by (ii) in the last sentence of the first paragraph of the “Principal Investment Strategy” section) satisfies the “economically tied” test. Generally, this test requires more than just a security issuer’s locale to be satisfied.

Response:	Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), does not apply to the use of the term “global” in a fund name. As the Rule 35d-1 Adopting Release (Investment Company Names, Investment Company Act Release No. 24,825 (Jan 17, 2001), 66 Fed. Reg. 8509-10 (Feb 1, 2001)) indicates, with respect to fund names not covered by Rule 35d-1, including those using the term “global”, the standard for evaluating whether a fund’s name complies with Section 35(d) of the 1940 Act, is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”

The Investment Company Institute (ICI) has previously sought guidance from the staff with respect to the use of the terms “global” or “international” in fund names. On June 4, 2012, the ICI published a memorandum summarizing the SEC staff’s position on the use of “international” or “global” in fund names, which stated that a fund using the term “global” in its name might describe how it invests in investments that are tied economically to a number of countries throughout the world by stating that the fund would, under normal market conditions, invest at least 40% of its assets (30% during unfavorable conditions) outside the U.S. and in at least three different countries, which may include the U.S.

The Registrant believes that the Fund’s current disclosure contained in the “Principal Investment Strategy” section of the Summary Prospectus follows the approach outlined by the staff’s informal guidance and sufficiently describes how the Fund invests in investments that are tied economically to a number of countries throughout the world by reference to this 40 percent/3 countries test. However, we have removed the last sentence of the paragraph, which included the reference to the location where a security issuer is organized or maintains a principal place of business, as it provides additional detail that is not necessary in the Prospectus to describe the 40 percent/3 countries test.

COMMENT 5	(Prospectus – Portfolio Turnover)

Please confirm whether or not the Fund expects to have a high portfolio turnover. If so, please clarify.

Response:	The Fund does not expect to have a high portfolio turnover.

Securities and Exchange Commission

February 16, 2018

COMMENT 6	(Prospectus – Principal Investment Strategy)

Please define “established business ‘leaders’” as used to outline the Fund’s investment strategy.

Response:	Comment No. 6 is accepted. The language, “... given the Subadviser’s focus on what it considers to be established business leaders’” has been removed.

COMMENT 7	(Prospectus – Principal Investment Strategy)

Given that the Fund may invest in companies with a market capitalization of $2 billion, please add language relating to small cap risk.

Response:	Comment No. 7 is respectfully not accepted. The Fund does not intend to invest to any significant extent in securities of small capitalization issuers. Accordingly, the Registrant does not believe that including “small cap risk” within the Fund’s “Principal Risks” section is appropriate as investing in small capitalization issuers is not a principal investment strategy for the Fund.

COMMENT 8	(Prospectus – Principal Investment Strategy)

Please define low exercise price warrants (“LEPWs”) and participatory notes (“P-notes”) so as to explain their use to an investor.

Response:	Comment No. 8 is accepted. The Registrant believes the current definitions provided in the “Principal Investment Strategy” section of the Summary Prospectus are sufficient to explain LEPWs and P-notes. However, more comprehensive definitions for LEPWs and P-notes have been incorporated in the “Additional Information about the Fund’s Investments” section of the Prospectus.

COMMENT 9	(Prospectus – Principal Risks)

Given the principal risk of “Sector Focus Risk,” please add a discussion of the sectors in which the Fund may focus.

Response:	The Fund does not currently have nor does it have any intention of investing with a sector focus. Accordingly, “Sector Focus Risk” has been removed from the “Principal Risks” section of the Summary Prospectus.

COMMENT 10	(Prospectus – Portfolio Management)

Please disclose whether or not Sunil Thakor is primarily responsible for the management of the Fund.

Response:	Sunil Thakor is primarily responsible for the management of the Fund as described in the “Subadviser and Portfolio Manager” section on page 29 of the Prospectus.

COMMENT 11	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

The current disclosure states that: “Some intermediaries have agreed to charge redemption fees on transactions in their customer accounts in accordance with the intermediary’s own policy, which may differ from the applicable Harbor Funds’ policy in terms of the amount of the fee …” Instruction 2(b) to Item 3 of Form N-1A requires all redemption fees to be disclosed in the Fee Table of the Fund Summary section. Please explain or revise disclosures.

Securities and Exchange Commission

February 16, 2018

Response:	We read Instruction 2(b) of Item 3 of Form N-1A to require disclosure of any redemption fee that has been adopted by a fund’s board and that will be imposed by the fund pursuant to Rule 22c-2 under the 1940 Act. In the case of this Fund, the Harbor Funds’ Board of Trustees (the “Board”) has not adopted a redemption fee and so no disclosure of a redemption fee in the Fee Table of Summary Prospectus is necessary. The Registrant confirms that all redemption fees applicable to the funds are disclosed in the relevant Fee Table of the Summary Prospectus.

Please also see our response to Comment 12 below.

COMMENT 12	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

The current disclosure states that: “Harbor Funds may allow the intermediary to apply its own redemption fee policy to its customer accounts in place of Harbor Funds’ redemption fee policy, which may differ from the applicable Harbor Funds’ policy in terms of the amount of the fee, the holding period and the types of transactions which could trigger the fee. Harbor Funds may allow the intermediary to apply its own redemption fee policy to its customer accounts in place of Harbor Funds’ redemption fee policy if Harbor determines the intermediary’s policy is reasonably designed to discourage short-term trading.” If the intermediary is applying its own fee, please explain how the Harbor Funds’ Board is complying with Rule 22c-2(a)(1) under the 1940 Act.

Response:	The Registrant believes that the Board fully complies with Rule 22c-2(a)(1) of the 1940 Act. With respect to redemption fees generally:

1. Intermediaries do not impose redemption fees that differ in amount from those adopted by the Board, as disclosed in each fund’s Fee Table, if applicable.

2. Intermediaries may track and apply redemption fees and exceptions using a method that differs from that employed by Harbor Funds.

3.  Intermediaries withhold redemption fees in the amounts and upon the terms disclosed in each fund’s Fee Table in the Summary Prospectus, and redemption fees withheld by intermediaries are paid to the applicable Harbor fund.

In consideration of these and previous comments made by the staff with respect to redemption fees (see comments 11-19 of this response), the Registrant has revised the disclosure contained in the “Redemption Fee” section contained in the “Your Harbor Funds Account – How to Sell Shares” section of the applicable Prospectus. That revised disclosure is provided in Appendix A to this response. The Registrant believes that this revised disclosure is responsive to the staff’s comments and satisfies all relevant requirements of Rule 22c-2 and Form N-1A.

COMMENT 13	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

How does the disclosure surrounding redemption fees comply with Item 11(c)(2) of Form N-1A, which requires disclosure of any redemption charges, including how these charges will be collected and under what circumstances these charges will be waived?

Response:	Please see also our responses to Comments 11 and 12 above. The Registrant believes that the revised disclosure in the “Redemption Fee” section contained in the “Your Harbor Funds Account – How to Sell Shares” section of the
Prospectus adequately describes redemption charges, including how they will be collected and under what circumstances the charges will be waived, as required by Item 11(c)(2) of Form N-1A.

Securities and Exchange Commission

February 16, 2018

COMMENT 14	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

Please explain how the current disclosure surrounding redemption fees complies with Item 11(e)(4)(iii)(B) of Form N-1A.

Response:	Please see our responses to Comments 11 and 12 above. The Registrant believes that the revised disclosure in the “Redemption Fee” and “Excessive Trading/Market Timing” sections of the Prospectus adequately describe the policies and procedures of the funds for deterring frequent purchases and redemptions of fund shares by fund shareholders, including any restrictions imposed by the funds to minimize frequent purchases and redemptions, as well as a description of any applicable redemption fees, in compliance with Item 11(e)(4)(iii)(B) of Form N-1A.

COMMENT 15	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

Please confirm that all redemption fees charged by the financial intermediary will be remitted back to the Fund.

Response:	The Registrant confirms that all fund redemption fees charged by financial intermediaries for Harbor funds that impose redemption fees are remitted back to the applicable fund.

COMMENT 16	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

Please confirm that the maximum redemption fee that can be charged by anyone (Fund or financial intermediary) is disclosed in the fee table redemption line item.

Response:	The Registrant confirms that the maximum redemption fee that can be charged by a fund is disclosed in the applicable fund’s Fee Table as a “Redemption Fee” line item. To the best of Registrant’s knowledge, intermediaries are not setting or charging redemption fees on redemptions or exchanges of fund shares, except as set forth in each applicable Harbor fund’s prospectus.

COMMENT 17	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

If financial intermediaries are independently charging/setting/calculating/waiving redemption fees, how does the Fund ensure that these redemption fees comply with its own policies and procedures regarding redemption fees? Also, can a shareholder be charged a redemption fee at both the Fund and financial intermediary level? If so, how does the Fund ensure that redemption fees charged to a particular shareholder are not more than 2%?

Response:	Please see our responses to Comments 11 and 12. To the best of Registrant’s knowledge, intermediaries are not setting or charging redemption fees on short-term redemptions or exchanges of fund shares, except as set forth in each applicable fund’s prospectus. To the extent that any intermediaries are charging their own transaction fees, these are not short-term redemption fees such as those imposed by a fund, but rather fees charged by the intermediaries, at their sole discretion, to compensate the intermediaries for services provided to their clients. Any such fees would be separately disclosed by each intermediary in accordance with the legal obligations and internal policies and procedures applicable to such intermediary. Therefore, the Registrant does not believe that a fund shareholder would be charged a redemption fee at both the fund and financial intermediary level.

COMMENT 18	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

Does the Fund know whether the financial intermediaries that sell the Fund’s shares actually impose a redemption fee and if so, under what circumstances?

Securities and Exchange Commission

February 16, 2018

Response:	To the Registrant’s knowledge, financial intermediaries that sell the fund’s shares do not impose their own redemption fees on redemptions and exchanges of fund shares. Intermediaries impose redemption fees applicable to a fund (as disclosed in the Fee Table in the “Fund Summary” section of each fund’s Prospectus). Please see our responses to Comments 11 and 12 above.

COMMENT 19	(Prospectus – Your Harbor Funds Account – How to Sell Shares)

Your response to Comment 10 in your response letter dated October 26, 2017 states that “...funds may allow an intermediary to apply its own redemption fee policy if the fund determines that the intermediary’s policy is reasonably designed.” Who makes the determination that an intermediary’s policy is “reasonably designed”? The Fund’s Board of Trustees? The Fund’s investment adviser?

Response:	Please see our responses to Comments 11 and 12 above. We confirm that, to the Registrant’s knowledge, intermediaries are not applying their own redemption fees to transactions in shares of the funds. Intermediaries withhold fund redemption fees in the amounts and subject to the terms disclosed in each fund’s Fee Table in the “Fund Summary” section of the Prospectus. Redemption fees withheld by intermediaries are paid back to the applicable fund. That said, intermediaries may track and apply redemption fees using methods that differ from those employed by Harbor Funds.

COMMENT 20	(Prospectus – Investor Services – Dividend Exchange Plan)

If there are fees involved in an investor’s participation in the dividend exchange plan, please disclose them.

Response:	Fees are not imposed in connection with an investor’s participation in the dividend exchange plan.

*        *         *        *        *        *        *

Please note that (i) the Registrant does not involve a master-feeder arrangement and (ii) the Registrant’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Registrant may invest. One series of the Trust is a money market fund.

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau Assistant Secretary

Cc:	Christopher P. Harvey, Esq.

Stephanie Capistron, Esq.

Dechert LLP

Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Harbor Funds

Securities and Exchange Commission

February 16, 2018

Appendix A

REDEMPTION FEE

[XX Fund] charges a 1% redemption fee on shares that are redeemed before they have been held for 90 days, including when shares are redeemed by exchange to another Harbor fund. The redemption fee is paid directly to the Fund to help offset, at least in part, the transaction costs directly and indirectly incurred by the Fund as a result of short-term trading and to protect long-term shareholders of the Fund by allocating some of these costs to redeeming shareholders.

The redemption fee does not apply to certain types of accounts, including: (i) certain employer-sponsored retirement plans that do not have or do not report to the Fund sufficient information to impose redemption fees on participant accounts; (ii) certain wrap programs, model-based programs and other fee-based programs; and (iii) certain omnibus accounts of financial intermediaries where the financial intermediary does not impose redemption fees on the underlying customer accounts due to system or other constraints.

In addition, the redemption fee does not apply to (i) premature distributions from retirement accounts due to the disability or health of the shareholder; (ii) minimum required distributions from retirement accounts; (iii) return of excess contributions in retirement accounts where the excess is reinvested into the Fund; (iv) redemptions requested in connection with the settlement of an estate due to the death of the shareholder; (v) shares acquired through reinvestment of dividend or capital gains distributions; (vi) redemptions initiated through an automatic withdrawal plan; (vii) redemptions pursuant to an automatic rebalancing or asset allocation program established with Harbor Funds; (viii) transactions involving the transfer of shares from one account to another account of the same shareholder in the Fund and the conversion of shares from one class to another class in the Fund; (ix) transactions initiated by a plan sponsor; and (x) a redemption of shares effected to correct an error on the part of the account owner made when purchasing those shares (e.g., the account owner purchased into the wrong Fund), provided the account owner notifies Harbor Funds promptly of the error and Harbor Funds determines, in its sole discretion, that the error is bona fide.

The methods used by financial intermediaries to apply redemption fees and exceptions may vary from the methods employed by the Funds, and they may vary among financial intermediaries. Redemption fees withheld by financial intermediaries are paid to the respective Fund. If you redeem or exchange Fund shares through a financial intermediary, please contact the intermediary for more information on whether the redemption fee will be applied to redemptions of your shares.

For the purpose of determining whether the redemption fee applies, Harbor Funds will redeem your shares on a “first-in, first-out” (FIFO) basis, which means that shares with the longest holding period will be redeemed first and shares with the shortest holding period will be redeemed last. The Fund reserves the right to waive redemption fees for certain transactions or categories of investors when the Adviser believes such waiver to be in the best interest of the Fund.